UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15346Q202

(CUSIP Number)

Edward W. Cochran

20030 Marchmont Rd

Shaker Heights, OH 44122

(216) 751-5546

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS EDWARD W. COCHRAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,639,667
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,639,667
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,639,667
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.92%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15346Q202	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Common Stock of Central Federal Corporation

7000 N High Street

Worthington, OH 43085

Item 2.	Identity and Background.

a.	Edward W. Cochran

b.	20030 Marchmont Road, Shaker Heights, Ohio 44122

c.	Self-employed attorney

d.	No

e.	No

f.	USA

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds in the aggregate amount of $2,300,000 (including $700,000 for the purchase of the shares of Series B Preferred Stock described in Item 5.c. below)

Item 4.	Purpose of Transaction.

Private Investment

Item 5.	Interest in Securities of the Issuer.

a.	The 1,639,667 shares of Common Stock beneficially owned include (1) 20,000 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days, (2) 400,000 shares of Common Stock which may be acquired upon the conversion of shares of 6.25% Non-Cumulative Convertible Perpetual Preferred Stock (“Series B Preferred Stock”) of Central Federal Corporation and (3) 91,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Central Federal Corporation. The 1,639,667 shares of Common Stock represents 9.92% of outstanding Common Stock of Central Federal Corporation, calculated based upon the sum of (a) 16,024,210 shares of Common Stock outstanding as of December 31, 2015 plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (the “Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options and Warrants and pursuant to the conversion of Series B Preferred Stock.

b.	The Reporting Person has sole voting and dispositive power with respect to all 1,639,667 shares of Common Stock.

c.	The number of shares of Common Stock reported in Item 5.a. above includes 12,000 shares of Common Stock underlying restricted stock awards that were granted on November 3, 2015 under the Central Federal Corporation 2009 Equity Compensation Plan. The restrict stock will vest ratable over a three-year period.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 15346Q202	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Edward W. Cochran

Edward W Cochran/Individual

February 18, 2016